UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer

Cytex Therapeutics, Inc.

Legal status of issuer

Form

C-Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

July 21, 2006

Physical address of issuer

2609 N. Duke Street, Suite 303A
Durham, NC 27704
(919) 912-9839

Website of issuer

www.cytexortho.com

Current number of employees

The Company currently has 9 employees.

Reason for Termination of Reports

Issuer has filed three annual reports and has fewer than 500 holders of record and less than $10M in assets.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CYTEX THERAPEUTICS, INC.

DocuSigned by: Bradley Estes 924C043F0AB64D5...	DocuSigned by: Christine Estes 55C703E91AF3441...
(Signature)	(Signature)
Bradley T. Estes, Ph.D.	Christine Estes
(Name)	(Name)
CEO and Director	Director of Business and Finance, Secretary and Treasurer
(Title)	(Title)
Date: 5/7/2025	Date: 5/7/2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by: Bradley Estes 924C043F0AB64D5...	Signed by: Farshid Guilak FDC72F4E60324D3...
Bradley T. Estes, Ph. D. CEO and Director	Farshid Guilak, PhD Board Chairman
5/7/2025	5/7/2025
(Date)	(Date)
Signed by: Dave Nolan 0C1C0B6773764B9...	
Dave Nolan Director	
5/7/2025	
(Date)	